SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d-1 (a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No.         )*

STREAM GLOBAL SERVICES, INC

(Name of Issuer)

UNIT 10/17/2011

(Title of Class of Securities)

86323M209

(CUSIP Number)

Brookside Capital Trading Fund, L.P.**

111 Huntington Avenue

Boston, MA 02199 617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/17/2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On April 1, 2009, substantially all of the assets, including this entry, of Brookside Capital Partners Fund, L.P., were transferred to Brookside Capital Trading Fund, L.P., pursuant to an internal reorganization.

Rule 13d-101

CUSIP No. 86323M209	13D	Page 2 of 5

1.	Names of Reporting Persons Brookside Capital Trading Fund, L.P. EIN No.: 26-4233731
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship of Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,500,000 Shares
8. Shared Voting Power 0
9. Sole Dispositive Power 2,500,000 Shares
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 23.36%*
14.	Type of Reporting Person PN- Partnership

*	Percentage is calculated using as the numerator, the 1,250,000 shares of Common Stock held by the Reporting Person plus warrants to purchase 1,250,000 shares of Common Stock held by the Reporting Person, and as the denominator, 9,451,753 shares of Common Stock outstanding, plus the warrants to purchase 1,250,000 shares of Common Stock held by the Reporting Person.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to Units 1/17/2011 of Stream Global Services, Inc. (the “Company”). The address of the principal executive office of the Company is 20 Williams Street, Suite 310, Wellesley, MA, 02481.

Item 2.	Identity and Background

	(a)	This statement is being filed by Brookside Capital Trading Fund, L.P., a Delaware limited partnership, (the “Trading Fund”). Brookside Capital Investors II, L.P., a Delaware limited partnership (“BCI-LP”) is the sole general partner of the Trading Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of BCI-LP. Mr. Domenic J. Ferrante is the sole managing member of Brookside Management.

	(b)	The principal business address of the Trading Fund, BCI-LP and Brookside Management is 111 Huntington Avenue, Boston, Massachusetts 02199.

	(c)	The Trading Fund is principally engaged in the business of investment in securities.

	(d)-(e)	During the last five years none of the Trading Fund, BCI-LP, nor Brookside Management have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The purchase of Units 10/17/2011 was financed with cash on hand from contributions of partners of the Trading Fund. All such contributions were in the ordinary course and pursuant to investor commitments to the Trading Fund.

Item 4.	Purpose of Transaction

The Trading Fund has acquired the Units 10/17/2001 reported in Item 5, and currently holds such stock and warrants, for investment purposes.

Item 5.	Interest in Securities of the Issuer

	(a)	As of the close of business on May 11, 2009, the Trading Fund owned 1,250,000 shares of the Common Stock of the Company plus warrants to purchase 1,250,000 shares of Common Stock, representing, in the aggregate, 23.36% shares of the Company’s Common Stock. The percentage of Common Stock held by the Trading Fund is based on 9,451,753 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of April 27, 2009 based on the Company Form 10-Q for the period ended March 31, 2009.*

	(b)	(i) Sole power to vote or to direct the vote:

Trading Fund 2,500,000

(ii) Shared power to vote or to direct the vote:

Trading Fund 0

Sole power to dispose or to direct the disposition of:

Trading Fund 2,500,000

Shared power to dispose or to direct the disposition of:

Trading Fund 0

	(c)	Not Applicable.

	(d)	Not applicable.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

*	Percentage is calculated using as the numerator, the 1,250,000 shares of Common Stock held by the Reporting Person plus warrants to purchase 1,250,000 shares of Common Stock held by the Reporting Person, and as the denominator, 9,451,753 shares of Common Stock outstanding, plus the warrants to purchase 1,250,000 shares of Common Stock held by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2009

Brookside Capital Trading Fund, L.P.

By:	/s/ Domenic J. Ferrante
Name:	Domenic J. Ferrante
Title:	Managing Director

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